Westport™

May 8, 2026

KPMG LLP
PO Box 10426
777 Dunsmuir Street, 11th floor
Vancouver, British Columbia
V7Y 1K3

Deloitte LLP
410 W. Georgia Street
Vancouver, British Columbia
V6B 0S7

AND TO: British Columbia Securities Commission, as Principal Regulator
Ontario Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Autorité des Marchés Financiers
Nova Scotia Securities Commission
Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island
Financial and Consumer Services Commission of New Brunswick
Office of the Superintendent of Securities, Service NL
Securities and Exchange Commission

Dear Sirs:

Re: <u>Notice Pursuant to National Instrument 51-102</u>

This Notice is delivered to you pursuant to National Instrument 51-102 – *Continuous Disclosure Obligations* ("**NI 51-102**") in connection with the change of auditors of Westport Fuel Systems Inc. ("**Westport**").

In connection with this matter and pursuant to section 4.11 of NI 51-102, please be advised that:

1. KPMG LLP (the "**Former Auditor**"), has delivered notice dated May 7, 2026 that the Former Auditor will not stand for reappointment as the auditor of Westport in respect of the year ending December 31, 2026 (the "**Resignation**");

2. Subject to approval by Westport's shareholders at the next annual meeting of shareholders (the "**Meeting**"), and effective as at the date of the Meeting, Deloitte LLP ("**Successor Auditor**") has been appointed as the auditor of Westport to fill the vacancy and to hold office from the date of the Meeting until the close of the next annual meeting of shareholders of Westport (the "**Appointment**");

3. the Resignation and the Appointment were considered and approved by Westport's Audit Committee and board of directors effective May 8, 2026;

4. none of the Former Auditor's reports on any of Westport's financial statements relating to the period beginning January 1, 2024 and ending on May 8, 2026 expressed a modified opinion; and

1691 West 75th Avenue » Vancouver, BC, Canada V6P 6P2 » +1 604-718-2000 » westport.com

Westport ™ 5. in the opinion of Westport, there are no "reportable events" (as such term is defined in NI 51-102). NI 51-102 requires that the Former Auditor and Successor Auditor review this Notice and respond to this Notice by way of letter addressed to the applicable securities commissions (being those indicated above). Such letter must include a statement in respect of each of the statements above stating whether the Former Auditor and Successor Auditor either: (i) agree, (ii) disagree, and the reasons why, or (iii) has no basis to agree or disagree, in respect of each point. We would ask that you kindly prepare the required response letters and arrange for two originally signed copies of the same to be delivered to the undersigned ( along with an email containing an electronic version of the same) on or prior to May 15, 2026. We trust you will find the foregoing to be in order. If you have any questions or comments relating to this matter, please do not hesitate to contact the undersigned. Yours truly, WESTPORT FUEL SYSTEMS INC. (signed) "Elizabeth Owens" Elizabeth Owens Chief Financial Officer 1691 West 75th Avenue » Vancouver, BC, Canada V6P 6P2 » +1 604-718-2000 » westport.com